

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Mr. Harold Montgomery
Chairman and Chief Executive Officer
Calpian, Inc.
500 North Akard Street, Suite 2850
Dallas, TX 75201

Re: Calpian, Inc.
Amendment No. 4 to Form 10-12G
Filed October 13, 2010
File No. 000-53997

Dear Mr. Montgomery:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via facsimile (310) 201-4746
Lawrence P. Schnapp, Esq.
TroyGould PC